UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  FORM 12b-25/A
                         Commission File Number: 0-32327

                           NOTIFICATION OF LATE FILING

 (Check One): [ ] Form 10-KSB [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
              [ ] Form N-SAR

                        For Period Ending: March 31, 2004

      [ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
                       [ ] Transition Report on Form 11-K

                                                     Read the attached
instruction sheet before preparing form. Please print or type.

                                                         Nothing in this form
shall be construed to imply that the Commission has
                   verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: not applicable.

                         PART I. REGISTRANT INFORMATION

Full name of registrant: CYOKONOS CORPORATION

Former name: CYOKARAS CORPORATION

Address of principal executive office (street and number): 2223 HAYMAN ROAD


City, state and zip code: KELOWNA, BRITISH COLUMBIA, CANADA, V1Z 1Z6

                         PART II. RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed):

On May 17, 2004, Cyokonos Corporation (the "Company") filed its Notification of Late Filing on Form 12b-25 stating that its Quarterly Report on Form 10-QSB for the period ended March 31, 2004 could not be timely filed without unreasonable expenses and effort due to the circumstances described herein.


The Company herein amends its Notification of Late Filing on Form 12b-25 to state that it is unable to file its Quarterly Report on Form 10-QSB in the allotted extension of time. As reported in its Report on Form 8-K of January 30, 2004, the Company acquired, pursuant to an Exchange Agreement, EPOD International Inc. ("EPOD") and is still in the process of integrating the books, records and financial information of the two companies to accurately and correctly account for the acquisition and for the Company going forward.


Because the Company is a development stage company, it did not have the sufficient financial and human resources necessary to adequately and timely complete the integration process and filing requirements. Therefore, the Company finds itself still unable to file even with the additional time allotted by Form 12b-25 and will file its Quarterly Report on Form 10-QSB as soon as practically possible.

                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Miles Roseborough, (250) 769-0130

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x]  Yes    [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]  Yes     [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              CYOKONOS CORPORATION
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date: May 24, 2004                                    /s/ L. Mark Roseborough
                                                      -----------------------
                                                      L. Mark Roseborough
                                                      Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be type or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).